UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Karooooo Ltd

(Exact name of the registrant as specified in its charter)

Singapore	001-40300	NA
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Harbourfront Avenue, Keppel Bay Tower #14-07, Singapore	098632
(Address of principal executive offices)	(Zip code)

Hoe Shin Goy, Group Chief Financial Officer, +65 9848 3184

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Karooooo Limited’s (“Karooooo’s”) Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available at www.karooooo.com (Governance- Governance Documents)*

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure*

*	The reference to Karooooo’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: 30 May 2025	Karooooo Ltd

	By:	/s/ Isaias Jose Calisto
Isaias Jose Calisto Chief Executive Officer

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